[GRAPHIC OMITTED]
                               [GRAPHIC OMITTED]

                                                      Richard M. Ubinger
                                                      Phone: 412-257-7606
                                                      Fax:  412-257-7640

Via Federal Express and EDGAR

July 15, 2008

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., MS 7010
Washington, D.C.  20549-7010

        Re:  Universal Stainless & Alloy Products, Inc.

             Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 7, 2008
             Schedule 14A Filed on April 21, 2008
             Form 10-Q for the Fiscal Quarter Ended March 31, 2008 File Number 0-25032

Dear Mr. O'Brien:

     This letter sets forth the responses of Universal Stainless & Alloy Products, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") dated June 30, 2008, with respect to the above referenced filings by the Company. In connection with our responses below, Universal Stainless & Alloy Products, Inc, (the "Company") acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Item 1. Business, page 3
------------------------

Customers, page 4
-----------------

  600 Mayer Street, Bridgeville, PA 15017 phone 412.257.7600 fax 412.257.7640 web www.univstainless.com
                           -------------------------

COMMENT NO. 1:

In future filings, please disclose the amount by which Talley Metals Technology, Inc. missed its minimum purchase requirements.

RESPONSE:

In accordance with the Staff's comment, the Company will disclose in future filings the amount by which Talley Metals Technology, Inc. missed its minimum purchase requirements.


Backlog, page 5
---------------


COMMENT NO. 2:

We note your statement that your backlog may not be indicative of actual sales. In future filings, please disclose how much, if any, of your backlog is considered firm. Please refer to Item 101(c)(viii) of Regulation S-K.

RESPONSE:

All of the backlog amounts currently disclosed are considered firm and deliverable to the customer within one year. Finished product surcharges, which may be a material component of the Company's actual sales for a period, are not determinable until shipment and are not included in the Company's backlog. In accordance with the Staff's comment, the Company will disclose in future filings how much of the backlog amounts disclosed is considered firm.


Item 7.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
Results of Operations, page 11
------------------------------


Results of Operation, page 11
-----------------------------


COMMENT NO. 3:

We note your disclosures on pages 5 and 33 that you have provided Talley Metals with a waiver of which you expect to continue to grant for their inability to meet their minimum purchase requirements. Please include disclosure in future filings to quantify the impact that Talley Metals Technology, Inc.'s inability to meet their minimum purchase requirements has had on your net sales and operating income. Otherwise, please confirm to us that the impact is immaterial.

RESPONSE:

The Company acknowledges the Staff's comment and confirms to the Staff that the impact of Talley Metals' inability to meet their minimum purchase on the

Company's net sales and operating income is immaterial. If the impact were to become material to the Company's financial results, additional disclosure would be provided.


COMMENT NO. 4:

In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:

o Quantify the extent to which increases/decreases in volume and/or prices attributed to the increase or decrease in net sales. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact of other factors you identify that contributed to fluctuations, as appropriate. For example, you attribute the increase in operating income for fiscal year 2007 versus fiscal year 2006 for your Universal Stainless and Alloy Products segment to (a) improved mix of products and (b) higher selling prices, which were offset by (c) higher raw material, (d) higher labor, (e) higher utilities, and (f) higher manufacturing supply costs without quantifying any of these factors.

o Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, cost of products sold as a percentage of net sales, selling and administrative expenses as a percentage of net sales, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

     o An analysis of inventory that specifically discusses material charges for lower of cost or market reserves and/or obsolescence charges.

     o An analysis of the aerospace market, including the impact this market is having on your net sales and operating income. In this regard, we note your discussion on page 7 that a downturn in the aerospace industry would adversely affect the demand for your products and/or the prices at which you could sell your products to this market, which represents 45% of your net sales. If other markets are also impacting your net sales and operating income, similar discussions should also be included.

     o For the instances in which a material change in a line item is due to a change in product mix sold or a change in higher value-added products, explain what those products are and why the material increase or decrease of these products had a significant impact to the line item. Similarly, if you attribute a change in net sales to an increase or decrease in shipments, explain why shipments have increased or decreased. For example, you partly attribute the increase in operating income for both of your reportable segments to improved or more favorable product mix. Such a statement does not provide investors with a sufficient amount of insight of your product mix to evaluate how such a change differs from the previous period and how such a change may remain constant or differ in the future. Similar analyses should be provided for other areas as well, such as your attributing the increase in cost of products sold as a percentage of net sales to operation cost increases.

Please note that this is not meant to be an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

RESPONSE:

     In accordance with the Staff's comment, the Company will expand/revise its results of operations discussion for each period presented in future filings to, at a minimum:

     o quantify the extent to which increases/decreases in volume and/or prices contributed to any material increase or decrease in the Company's net sales;

     o quantify the impact of other factors that the Company identifies as having contributed materially to fluctuations, as appropriate; and

     o provide a more detailed analysis of the factors that significantly impact the areas comprising the Company's income from continuing operations, including known or anticipated trends and management's outlook as to the future impact.


Liquidity and Capital Resources, page 14
----------------------------------------


COMMENT NO. 5:

We note that inventory is 40% of total sales and 60% of total current assets as of December 31, 2007. As such, please include an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

RESPONSE:

     In accordance with the Staff's comment, the Company will include in future filings an analysis of inventory turnover rates for each period presented, along with an explanation of any material variances.


COMMENT NO. 6:

In future filings, please disclose your material financial ratios and covenants (i.e., the minimum leverage ratio, minimum debt service ratio, and minimum tangible net worth) for your line of credit with PNC Bank.

RESPONSE:

     In accordance with the Staff's comment, the Company will disclose in future filings its material financial ratios and covenants for its line of credit with PNC Bank.


Report of Independent Registered Public Accounting Firm, page 20
----------------------------------------------------------------

COMMENT NO. 7:

We note that Schneider Downs & Co., Inc.'s audit report does not specifically opine on the Schedule II included in Item 15 of your December 31, 2007 Form 10-K. Please request Schneider Downs & Co., Inc. to revise its report in the future to clarify and to confirm to us that the Schedule II when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with accounting principles generally accepted in the United States of America. Please also request Schneider Downs & Co., Inc. to include the Schedule II in its opinion paragraph in the future. Refer to Article 5-04(c) of Regulation S-X for guidance.

RESPONSE:

     In accordance with the Staff's comment, the Company has requested of Schneider Downs, & Co., Inc. ("SD&Co") and SD&Co has agreed, that in applicable future filings by the Company, SD&Co will:

     o revise its report to clarify and confirm that the Schedule II, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein in conformity with accounting principles generally accepted in the United States of America; and

     o    include the Schedule II in its opinion paragraph.


Note 1:  Significant Accounting Policies, page 24
-------------------------------------------------


Revenue Recognition, page 25
----------------------------


COMMENT NO. 8:

We note your statement, "[c]ustomer claims are accounted for primarily as a reduction to gross sales after the matter has been researched and an acceptable resolution has been reached." Based on this statement, it is unclear to us whether you have customer acceptance obligations for which you should either be accounting for under SFAS 48 or SFAS 5 in accordance with SAB Topic 13:A.3.b. Please revise your disclosure to clearly explain what the customer claims represent, your contractual obligations in terms of customer acceptance, and how your accounting for these customer claims comply with the guidance in SAB Topic 13:A.3.b. Please provide us with the disclosure you intend to include in future filings.

RESPONSE:

     As disclosed within the Revenue Recognition accounting policy, the Company manufactures specialty steel product in accordance with customer purchase orders that contain product specifications. Each purchase order provides detailed information regarding the requirements for product acceptance. Executed Material Certification forms are completed to indicate the Company's compliance with the customer purchase order before the specialty steel products material, the customer may identify a defect requiring additional manufacturing procedures. In certain situations, the Company will fund the resolution of the customer's claim through a reduction in the invoice value. The aggregate value of these claims, accounted for as a reduction to gross sales, is immaterial.

     Since the aggregate value of these claims, accounted for as a reduction to gross sales, is immaterial the Company will delete the last sentence in future filings and will only disclose those material claims in accordance with the Staff's comments to clearly explain (i) what the customer claims represent, (ii) the Company's contractual obligations in terms of customer acceptance and (iii) how its accounting for these customer claims comply with the guidance in SAB Topic 13:A.3.b.

     Below is a draft of the disclosure that the Company accordingly intends to include in future filings, based upon information currently available to the
Company:

     Revenue Recognition. Revenue from the sale of products is recognized when both risk of loss and title have transferred to the customer, which in most cases coincides with shipment of the related products, and collection is reasonably assured. Revenue from conversion services is recognized when the performance of the service is complete. Invoiced shipping and handling costs are also accounted for as revenue. Revenue is also recognized in certain situations in which products available for shipment are held at the Company's facility beyond the stated shipment date at the customer's specific request. The Company manufactures specialty steel product to customer purchase order specifications and in recognition of requirements for product acceptance. Material certification forms are executed, indicating compliance with the customer purchase orders, before the specialty steel products are packed and shipped to the customer. Occasionally customers request that the packed products be held at the Company's facility beyond the stated shipment date. In these situations, the Company receives written confirmation of the request, and acknowledgement that title has passed to the customer and that normal payment terms apply. Such amounts included in revenue for the years ended December 31, 2007, 2006 and 2005 were less than 1% of net sales.


Note 10:  Commitments and Contingencies, page 33
------------------------------------------------


COMMENT NO. 9:

In future filings, please revise your disclosure to address the materiality of environmental conditions to your results of operations and liquidity in addition to your financial condition. If there are any environmental conditions that are probable or reasonably possible of having a material impact to your results of operations and/or liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5 and SAB Topic 5:Y.

RESPONSE:

     In accordance with the Staff's comment, the Company will revise its disclosure in future filings to address the materiality of environmental conditions to its results of operations and liquidity, in addition to its financial condition. In addition, the Company will provide disclosure of any environmental condition with respect to which it is probable or reasonably possible that the environmental condition will have a material impact on the Company's results of operations and/or liquidity in accordance with paragraphs 9 and 10 of SFAS 5 and SAB Topic 5:Y.


COMMENT NO. 10:

We note your disclosure that you have established a reserve of $200,000 for product claims related to three sales. Please revise your disclosure in future filings, to provide additional detail regarding the nature of these product claims. In addition, if material, please disclose the amount or range of reasonably possible loss in excess of your accrual. Refer to paragraph 10 of SFAS 5.

RESPONSE:

     In accordance with the Staff's comment, the Company will revise its disclosure in future filings to provide additional detail regarding the nature of product claims as referenced in the Staff's comment. The product claims specifically referred to in your comment have been resolved during the quarter ended June 30, 2008 and will not result in a material adjustment to the current period financial statements. In addition, if material, the Company will disclose the amount of loss, or a range of reasonably possible losses, relating to such claims in excess of its accrual.


Item 9A.  Controls and Procedures, page 36
------------------------------------------


COMMENT NO. 11:

We note your statement that your chief executive officer and your chief financial officer have concluded that the disclosure controls and procedures are effective in the timely identification of material information required to be included in the Company's periodic filings with the SEC. Management's conclusion regarding the disclosure controls and procedures does not appear to conform to the definition contained in Exchange Act Rule 13a-15(e). In future filings, please revise to provide a conclusion consistent with the language of the Rule.

RESPONSE:

     In accordance with the Staff's comment, the Company will, in future filings, revise its disclosure to provide a conclusion consistent with the language of Exchange Act Rule 13a-15(e).


Schedule 14A Filed on April 21, 2008
------------------------------------


The Board of Directors, page 4
------------------------------


Committees of the Board of Directors, page 4
--------------------------------------------

COMMENT NO. 12:

In future filings, please describe your policies and procedures for the review, approval, or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. We note that the policies and procedures are not in writing; however, please disclose how such policies and procedures are evidenced. Please refer to Item 404(b)(1)(i)-(iv) of Regulation S-K.

RESPONSE:

     In accordance with the Staff's comment, the Company will describe in future filings its policies and procedures for the review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K. In addition, the Company will disclose how such policies and procedures are evidenced.


Compensation Discussion and Analysis, page 9
--------------------------------------------


COMMENT NO. 13:

We note that you do not set salaries based on a specific benchmark; however, you state that the Compensation Committee references "competitive market practices" and "market pay levels" for salaries and stock incentives. In future filings, please clarify what you are comparing your compensation decisions to and state how each element of compensation actually compares to the peer group companies.

RESPONSE:

     In accordance with the Staff's comment, the Company will clarify to what it is comparing its compensation decisions and will state how each element of compensation actually compares to compensation paid by peer group companies that are considered by the Compensation Committee.


COMMENT NO. 14:

The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individually named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, in future filings please disclose on an individualized basis.

RESPONSE:

     In accordance with the Staff's comment, the Company will disclose in future filings on an individualized basis any material differences between compensation policies with respect to named executive officers.

COMMENT NO. 15:

To the extent your compensation programs are correlated with the achievement of certain annual individual and corporate objectives, in future filings please disclose the specific items of performance used to determine compensation, how your incentive bonuses are specifically structured around such objectives and milestones and whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please further discuss the level of difficulty in achieving such individual objectives. Please see Items 402(b)(2)(v)-(vii) of Regulation S-K. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.

RESPONSE:

     In accordance with the Staff's comment, to the extent that the Company's compensation programs are correlated with the achievement of certain annual individual and corporate objectives, the Company will disclose in future filings
(i) the specific items of performance used to determine compensation, (ii) how the Company's incentive bonuses are specifically structured around the objectives and milestones, (iii) whether any discretion can be or has been exercised with respect to meeting the goals and (iv) objectives and to whom such discretion is applicable. The Company also will discuss further the level of difficulty in achieving such individual objectives.


Executive Compensation, page 13
-------------------------------


Executive Severance Benefits and Potential Payments Upon Change
---------------------------------------------------------------
of Control, page 16
-------------------


COMMENT NO. 16:

In future filings, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination of a change in control. Please disclose why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments. Discuss how the severance arrangements and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. RESPONSE:

     In accordance with the Staff's comment, the Company will describe and explain in future filings how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination of a change in control. The Company also will disclose why it has chosen to pay various multiples of the components of compensation as severance or change-in-control premiums. In addition, the Company will discuss how the severance arrangements and its decisions regarding this element fit into its overall compensation objectives and affect decisions regarding other elements.


Form 10-Q for the Fiscal Quarter Ended March 31, 2008
-----------------------------------------------------


Note 6 - Commitments and Contingencies, page 7
----------------------------------------------


COMMENT NO. 17:

We note that management does not believe the various lawsuits and claims that have been asserted will "likely" have a material adverse effect on your financial condition or liquidity but may have a material adverse effect on your operating results in the quarter a lawsuit or claim is resolved. In future annual and quarterly filings, please address each of the following:

     o The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosures should be made. Refer to paragraph 8 of SFAS 5.

     o If there are any lawsuits or claims that are probable or reasonably possible of having a material impact to your results of operations, please address the need for disclosure of those lawsuits or claims in accordance with paragraphs 9-10 of SFAS 5. In this regard, we note that you attributed the increase in selling and administrative expenses to the legal fees from your defense of a contractor litigation matter and to the recognition of a reserve for a product claim matter for which you have not provided specific disclosures in accordance with paragraphs 9 and 10 of SFAS 5 or SAB Topic 5:Y.

     Please provide us with the disclosures you intend to use in future filings.

RESPONSE:

     In accordance with the Staff's comment, in future annual and quarterly filings, the Company will:

     o describe material loss contingencies using language that is consistent and clear regarding whether the Company believes that the described contingency is remote, reasonably possible or probable and, depending upon that determination, make all other appropriate disclosures; and

     o address the need for disclosure of any lawsuit or claim with respect to which it is probable or reasonably possible that the lawsuit or claim will have a material impact on the Company's results of operations in accordance with paragraphs 9 and 10 of SFAS 5.

     Below is a draft of the disclosure that the Company accordingly intends to include in future filings, based upon information currently available to the
Company:

          Note 6 - Commitments and Contingencies
          --------------------------------------
          From time to time, various lawsuits and claims have been or may be asserted against the Company relating to the conduct of our business, including routine litigation relating to commercial and employment matters. The ultimate cost and outcome of any litigation or claim cannot be predicted with certainty. Management believes, based on information presently available, that the likelihood that the ultimate outcome of any such pending matter will have a material adverse effect on our financial condition or liquidity is remote.


Item 2.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
Results of Operations, page 9
-----------------------------


Liquidity and Capital Resources, page 11
----------------------------------------


COMMENT NO. 18:

We note that you attribute the increase in the accounts receivable balance from December 31, 2007 to March 31, 2008 to the increase in net sales for the fourth quarter of 2007 versus the first quarter of 2008. We further note that accounts receivable increased 26% whereas net sales increased 14.5%. As such, it appears as though there may be an additional cause for the increase in accounts receivable. In future filings please, ensure your analysis of the changes in accounts receivable and other working capital balances fully explains the contributing factors. For example, for accounts receivable it may be useful to investors for you to include the days sales outstanding along with analysis of any material variations.

RESPONSE:

     In accordance with the Staff's comment, the Company will ensure that its analysis of changes in accounts receivable and other working capital balances fully explains the contributing factors.

                                 -------------


The Company believes it has responded fully to your comments. On behalf of Universal Stainless & Alloy Products, Inc., I thank you for you consideration of our response. Should the Staff have further questions or comments or need any further information or clarification, please call me at (412) 257-7606.


Sincerely,

/s/ Richard M. Ubinger

Richard M. Ubinger
Vice President of Finance,
Chief Financial Officer and Treasurer